Exhibit 1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

CEMEX REPORTS FOURTH-QUARTER

AND FULL-YEAR 2015 RESULTS

•	CEMEX reported positive net income for the first time in 6 years, reaching US$75 million.

•	Free cash flow after maintenance capital expenditures more than doubled during the year, reaching US$881 million, from US$399 million in 2014.

MONTERREY, MEXICO, FEBRUARY 4, 2016– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that, on a like-to-like basis for the ongoing operations and adjusting for currency fluctuations, consolidated net sales increased by 2% during the fourth quarter of 2015 to US$3.4 billion, and increased 5% for the full year 2015 to US$14.1 billion versus the comparable periods in 2014. Operating EBITDA on a like-to-like basis increased by 7% during the fourth quarter to US$663 million, and increased 9% for the full year to US$2.6 billion versus the comparable periods of 2014.

CEMEX’s Consolidated Fourth-Quarter and Full-Year 2015 Financial and Operational Highlights

•	The increase in consolidated net sales, on a like-to-like basis, was due to higher prices of our products, in local currency terms, in most of our operations, as well as higher volumes in the U.S., and our Mediterranean and Asia regions.

•	On a like-to-like basis, operating earnings before other expenses, net, in the fourth quarter increased by 11% to US$410 million and in the full year increased by 17% to US$1.7 billion versus the comparable periods in 2014.

•	Controlling interest net income improved to US$144 million during the fourth quarter of 2015 from a loss of US$178 million in the same period last year. Also, controlling interest net income improved during the full year to US$75 million from a loss of US$507 million in 2014.

•	Operating EBITDA on a like-to-like basis increased by 7% and 9% during the quarter and the full year, respectively, to US$663 million and US$2.6 billion versus the comparable periods of 2014.

•	Operating EBITDA margin during the quarter grew by 0.9 percentage points on a year-over-year basis reaching 19.4%. For the full year operating EBITDA margin increased to 18.7%, up 1.1 percentage points from 2014.

•

Free cash flow after maintenance capital expenditures for the quarter increased by 35% to US$566 million, compared to the same quarter of 2014. For the full year 2015, free cash flow after maintenance capital expenditures reached US$881 million, an increase of 121% versus previous year.

Fernando A. Gonzalez, CEMEX Chief Executive Officer, said: “Despite a challenging macroeconomic environment which has affected many of our markets, our industry, and CEMEX in specific, we have been able to meet these challenges and deliver strong operating and financial results, on a like-to-like basis.

Our full-year net income was positive for the first time in six years. In addition, our operating EBITDA increased by 9%, on a like-to-like basis, reflecting our cost-reduction program of US$150 million as well as a positive operating leverage in several of our markets, which translated into a 1.1 percentage-point improvement in operating EBITDA margin. I am particularly pleased with the growth in our free cash flow after maintenance capex of more than US$480 million, which enabled us to reduce our debt by close to US$1 billion during the year.”

Consolidated Corporate Results

During the fourth quarter of 2015, controlling interest net income was US$144 million, an improvement over a loss of US$178 million in the same period last year.

Total debt plus perpetual notes decreased by US$254 million during the quarter and by US$964 million during 2015.

Geographical Markets Fourth-Quarter 2015 Highlights

Net sales in our operations in Mexico decreased 19% in the fourth quarter of 2015 to US$672 million, compared with US$827 million in the fourth quarter of 2014. Operating EBITDA decreased by 10% to US$231 million versus the same period of last year.

CEMEX’s operations in the United States reported net sales of US$967 million in the fourth quarter of 2015, up 5% from the same period in 2014. Operating EBITDA increased 26% to US$173 million in the quarter, versus US$138 million in the same quarter of 2014.

In Northern Europe, net sales for the fourth quarter of 2015 decreased 18% to US$738 million, compared with US$901 million in the fourth quarter of 2014. Operating EBITDA was US$71 million for the quarter, 14% lower than the same period last year.

Fourth-quarter net sales in the Mediterranean region were US$370 million, 4% higher compared with US$357 million during the fourth quarter of 2014. Operating EBITDA decreased 5% to US$63 million for the quarter versus the comparable period in 2014.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of US$436 million during the fourth quarter of 2015, representing a decrease of 15% over the same period of 2014. Operating EBITDA decreased 25% to US$125 million in the fourth quarter of 2015, from US$165 million in the fourth quarter of 2014.

Operations in Asia reported a 4% increase in net sales for the fourth quarter of 2015 to US$162 million, versus the fourth quarter of 2014, and operating EBITDA for the quarter was US$46 million, up 4% from the same period last year.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.